Filed by NSK Ltd.

Pursuant to Rule 425 under the U.S. Securities Act of 1933

Subject Companies: NSK Ltd. (File Number: 132-_______) and NTN

Corporation (File Number: 132-_____)

Dated May 12, 2026

May 12, 2026

To whom it may concern:

Company name:	NSK Ltd.
Representative:	Akitoshi Ichii
Representative Executive Officer, President and CEO
Securities code:	(6471; Tokyo Stock Exchange, Prime Market)
Contact:	Hidenori Oka
Head of Human Resources and General Affairs Division Headquarters
(Telephone (representative): +81-3-3779-7111)

Company name:	NTN Corporation
Representative:	Eiichi Ukai
Representative Executive Officer, President CEO
Securities code:	(6472; Tokyo Stock Exchange, Prime Market)
Contact:	Tatsuo Nagao
General Manager of Corporate Communications Department
Group Management Headquarters
(Telephone: +81-6-6443-5001)

Notice Concerning Execution of Memorandum of Understanding Regarding Business

Integration Through Establishment of a Joint Holding Company (Share Transfer) Between

NSK Ltd. and NTN Corporation

NSK Ltd. (“NSK”) and NTN Corporation (“NTN”; together with NSK, the “Companies”) hereby announce that they have reached a basic agreement to establish a joint holding company (the “Holding Company”) by way of a joint share transfer (the “Share Transfer”) and to integrate their businesses (the “Business Integration”). The Companies have executed a memorandum of understanding for the Business Integration (the “Memorandum of Understanding”) after passing a resolution at their respective board of directors meetings as of today to execute the said agreement.

1.	Background, Objectives and Strategy of Business Integration

(1)	Background to Business Integration

Since its foundation in 1916, NSK has supported global industrial development by producing a variety of innovative products and technologies, including bearings, automotive products, and precision machine components. NSK’s mission statement is to contribute to a safer, smoother society, help protect the global environment through its innovative technology integrating Motion & ControlTM, and work across national boundaries to improve relationships between people throughout the world.

On the other hand, NTN has developed its business since its foundation in 1918 with bearings, drive shafts, and precision equipment as its main products, building a social reputation with its quality-first approach and its high level of technological expertise. NTN aims to achieve a “NAMERAKA (smooth) society” - a society where people can easily lead a secure and fulfilling life in harmony with nature - by practicing its corporate philosophy, “contribute to international society through creating new technologies and developing new products.”

In this way, the Companies have grown through healthy competition as Japan-origin companies centered on bearings with more than 100 years of history. However, the business environment surrounding the Companies has seen rapid changes in recent years due to the slowdown in China’s economic growth, weak conditions in the European manufacturing sector, as well as delays in market recovery and increasing uncertainty resulting from the impact of U.S. tariff policies, among other factors. The Companies are working on structural reforms, including production restructuring, to respond to these changes and achieve sustainable growth.

Under these circumstances, the Companies have reached a shared understanding that it is necessary to pursue the Business Integration in order to achieve long-term profitable growth going forward and to secure Japan’s position as an industrial base in the world. Accordingly, they have entered into the Memorandum of Understanding.

(2)	Objectives of Business Integration

As Japan-origin companies operating global businesses in fields such as bearings and precision equipment, the Companies will, through the integration, bring together their respective strengths to build a resilient and sustainable business foundation and contribute to industry, the environment, and society through business growth and value creation, while at the same time maintaining and enhancing their international competitiveness over the long term. With these objectives in mind, the Companies will step up discussions and deliberations for achieving the Business Integration based on a spirit of equality. Through the Business Integration, the Companies aim to (a) achieve long-term profitable growth backed by a sense of urgency, rather than mere expansion of the business scale, (b) ensure the effective succession of Japan-origin technologies, quality, and management and secure Japan’s position as an industrial base in the world, and (c) contribute to achievement of a sustainable society.

(3)	Strategy for Achieving Objectives of Business Integration

The Companies will consider specific measures in line with the following strategy in order to achieve the objectives of the Business Integration as soon as possible. Going forward, they will consider and analyze the particulars, implementation methods, priorities, division of roles, and other details of specific measures based on, among other factors, the results of discussions and deliberations by an integration preparatory committee to be established by the Companies, as well as the results of due diligence investigations to be carried out in the future.

(i)	Investment in, and optimal utilization of, management resources

Amid significant global changes in the business environment and technologies, the Companies will further build on the efforts that each has made to boost management efficiency and strengthen supply chain resilience by investing in and optimally utilizing their management resources, thereby forming a more sustainable business foundation.

(ii)	Portfolio transformation

The Companies will progress the transformation of their existing business portfolios and achieve long-term value creation by strengthening initiatives in high-value-added areas possessed by the Companies, such as product lifecycle management (PLM), as well as business in maintenance, repair, and operations.

(iii)	Bringing together technology, talent, and knowledge across cultural boundaries

The Companies will create new value—including through developing new products and providing solutions—and will contribute to a sustainable society by bringing together the technology, talent, and knowledge that they have respectively cultivated.

2.	Summary of Business Integration

(1)	Method of Business Integration

The Companies plan to implement the Business Integration in the form of a joint share transfer, under which the Companies will become wholly owned subsidiaries of a joint holding company to be established and the joint holding company will become the wholly owning parent company of the Companies, subject to shareholders meeting approval of each Company and the permits and approvals of the relevant authorities necessary for the Business Integration.

(2)	Schedule of Business Integration

Date of resolution at board of directors meeting	May 12, 2026 (today)

Date of execution of Memorandum of Understanding	May 12, 2026 (today)

Date of execution of Definitive Agreement for Business Integration (including preparation of share transfer plan)	Within around six (6) months after execution of the Memorandum of Understanding

Date of Companies’ annual shareholders meetings (resolution to approve Share Transfer)	June 2027 (scheduled)

Date of establishment of Holding Company (effective date) and listing date	October 2027 (scheduled)

Note: The schedule above is the current plan and is subject to change due to future discussions between the Companies. The Companies will promptly announce if the schedule of the Business Integration changes or consideration thereof is suspended due to responses relating to U.S. securities laws, domestic and foreign competition laws necessary for implementation of the Business Integration, or other circumstances.

(3)	Matters Related to Listing Application for Holding Company

The Companies plan to apply for a new listing (technical listing) of the shares of common stock of the newly established Holding Company on the Prime Market of Tokyo Stock Exchange, Inc. (the “Tokyo Stock Exchange”). The listing date is scheduled to be October 2027.

The Companies will become wholly owned subsidiaries of the Holding Company through the Share Transfer and will accordingly be delisted from the Tokyo Stock Exchange in connection with the listing of the Holding Company. However, shareholders of the Companies will continue to be able to trade the shares of the Holding Company delivered at the time of the Share Transfer on the Tokyo Stock Exchange due to the listing of the shares of the Holding Company.

The date of listing of the Holding Company and the date of delisting of the Companies will be determined in accordance with the rules of the Tokyo Stock Exchange.

(4)	Share Transfer Ratio

Based on the results of due diligence to be conducted in the future, the results of calculation of the share transfer ratio by the third-party valuation agencies respectively used by the Companies, the market stock price, and other factors, the Companies will, through good-faith discussions and deliberations, specify the share transfer ratio in a definitive agreement for the Business Integration (the “Definitive Agreement”).

(5)	Treatment of Stock Acquisition Rights and Bonds with Stock Acquisition Rights in Connection with Share Transfer

Neither of the Companies has issued stock acquisition rights or bonds with stock acquisition rights.

(6)	Integration Preparatory Committee

The Companies will establish an integration preparatory committee to ensure the smooth realization of the Business Integration and will hold intensive discussions on the Business Integration.

3.	Overview of Holding Company

(1)	Trade Name and Other Information

The trade name, head office location, representative, description of business, stated capital, and other particulars of the Holding Company will be decided by the execution of the Definitive Agreement upon future discussions between the Companies.

(2)	Organ and Other Matters

(i)	Organ

The Holding Company will be a company with nominating committee, etc.

(ii)	Authority, functions, officers, etc.

At the time of its establishment, the Holding Company will have only the minimum functions required to ensure governance as a listed company and to promote the Business Integration. For the time being, the Companies will operate as wholly owned operating subsidiaries of the Holding Company, assuming responsibility for business operations while maintaining a balance between managerial autonomy and agility on the one hand and smooth execution of the group management strategy on the other. The future organizational structure will be examined by prioritizing early achievement of the synergies expected from the Business Integration.

The composition and other particulars of the board of directors of the Holding Company at the time of its establishment are planned to be as follows:

Chairman of board of directors (Chair of board meetings, Non-executive)	Nominated by NTN

Director, Representative Executive Officer, President and CEO	Nominated by NSK

Director, Representative Executive Officer, Vice President	Nominated by NTN

Director, Representative Executive Officer, Managing Officer and CFO	Nominated by NSK

Director (Audit Committee Member) (one (1) person)	Nominated by NSK

Outside Directors (Independent Officer) (five (5) persons)	To be decided after discussions between the Companies. However, there will be three (3) Outside Directors appointed from among candidates proposed by NSK and two (2) Outside Directors appointed from among candidates proposed by NTN.

The composition of the nominating committee of the Holding Company at the time of its establishment is planned to be as follows:

Director, Representative Executive Officer, President and CEO

Director, Representative Executive Officer, Vice President

Outside Director (Chair) (one (1) person)	To be decided after discussions between the Companies. However, the Outside Director (Chair) will be an Outside Director appointed from among candidates proposed by NSK.

Outside Directors other than the Outside Director above (three (3) persons)	To be decided after discussions between the Companies. However, there will be one (1) Outside Director appointed from among candidates proposed by NSK and two (2) Outside Directors appointed from among candidates proposed by NTN.

4.	Overview of Parties to Share Transfer

(1)	Overview of Companies

Trade name	NSK Ltd.	NTN Corporation

Date of incorporation	November 1916	March 1918

Location of head office	1-6-3 Osaki, Shinagawa-ku, Tokyo	3-6-32 Nakanoshima, Kita-ku, Osaka

Representative	Akitoshi Ichii Director, Representative Executive Officer, President and CEO	Eiichi Ukai Director, Representative Executive Officer, President CEO

Amount of stated capital	67,176 million yen (as of March 31, 2026)	54,346 million yen (as of September 30, 2025)

Description of business

Industrial Machinery Business (production and sales of industrial machinery bearings,

precision machinery & parts, condition monitoring systems, etc.), Automotive Business (production and sales of bearings and automatic transmission components for car manufacturers and automotive component manufacturers, etc.), Steering Business (production and sales of steering systems and related products for car manufacturers.)

Manufacture and sale of bearings, drive shafts, precision equipment products, etc.

Total number of issued shares		500,000,000 shares (as of March 31, 2026)		532,463,527 shares (as of September 30, 2025)

Fiscal year-end		March 31		March 31

Number of employees (consolidated)		26,278 people (as of March 31, 2026)		21,996 people (as of March 31, 2025)

Relationship between parties	Capital relationship	None
	Personnel relationship	None
	Business relationship	The Companies mutually provide OEM products to each other for certain products.
	Status as related party	None

Major shareholders and shareholding percentages (excluding treasury shares)		The Master Trust Bank of Japan, Ltd. (Trustee account)	13.86%	The Master Trust Bank of Japan, Ltd. (Trustee account)	14.77%
		Custody Bank of Japan, Ltd. (Trustee account)	5.74%	Custody Bank of Japan, Ltd. (Trustee account)	4.69%
		Meiji Yasuda Life Insurance Company	5.53%	Meiji Yasuda Life Insurance Company	4.01%
		Fukoku Mutual Life Insurance Company	4.49%	NTN Kyoueikai	3.29%
		Nippon Life Insurance Company	4.41%	The Nomura Trust and Banking Co., Ltd. (Investment trustee account)	3.05%
		Mizuho Bank, Ltd.	2.73%	NTN Employees Shareholding Association	2.60%
		NSK Customer Shareholding Association	2.27%	State Street Bank and Trust Company 505223 (Standing proxy: Mizuho Bank, Ltd., Settlement & Clearing Services Department)	2.48%
		State Street Bank and Trust Company 505001	2.26%	BNY GCM Client Account JPRD AC ISG (FE-AC) (Standing proxy: MUFG Bank, Ltd.)	2.28%
		NSK Employee Shareholding Association	1.77%	MUFG Bank, Ltd.	2.13%
		Custody Bank of Japan, Ltd. (Trust Account E)	1.76%	Dai-ichi Life Insurance Co., Ltd.	1.75%

Note: The major shareholders and their respective shareholding percentages are presented as of March 31, 2026 for NSK and as of September 30, 2025 for NTN.

(2)	Summary of business results for past three years (unit: millions of yen)

	NSK (IFRS)				NTN (J-GAAP)
Fiscal year	Ended March 31, 2024	Ended March 31, 2025	Ended March 31, 2026	Fiscal year	Ended March 31, 2023	Ended March 31, 2024	Ended March 31, 2025
Total equity attributable to owners of parent (consolidated)	659,979	651,462	671,975	Consolidated net assets	237,425	280,822	248,699
Total liabilities and equity (consolidated)	1,298,077	1,219,543	1,239,769	Consolidated total assets	869,827	910,252	856,425
Equity per share attributable to owners of parent (yen) (consolidated)	1,350.52	1,332.78	1,373.28	Consolidated net assets per share (yen)	415.64	497.83	439.89
Net sales (consolidated)	788,867	796,667	911,644	Consolidated net sales	773,960	836,285	825,587
Operating income (consolidated)	27,391	28,457	38,812	Consolidated operating income	17,145	28,149	22,959
Ordinary income (consolidated)	—	—	—	Consolidated ordinary income	12,047	20,001	10,475
Net income attributable to owners of parent (consolidated)	8,502	10,647	22,867	Profit (loss) attributable to owners of parent	10,367	10,568	(23,801)
Basic net income per share (attributable to owners of parent) (yen) (consolidated)	17.27	21.78	46.75	Consolidated net income per share (yen)	19.53	19.91	(44.90)
Dividend per share (yen)	30.00	34.00	34.00	Dividend per share (yen)	5.00	10.00	11.00

Note: NSK’s consolidated financial results adopt International Financial Reporting Standards (IFRS), and there are no items that fall under “ordinary income (consolidated)”; thus, entry therein is omitted.

5.	Others

If the Business Integration is implemented, shares of the Holding Company will be delivered to shareholders of the Companies. It is likely that, pursuant to the U.S. Securities Act of 1933, the Companies will file a Form F-4 registration statement (“Form F-4”) for the Business Integration with the U.S. Securities and Exchange Commission (“SEC”). In particular, shareholders of the Companies residing in the U.S. are advised to refer to the details at the end of this press release.

6. Future Outlook

The Companies expect that the impact of the Business Integration on the consolidated business results of the Companies for the fiscal year ending March 31, 2027 will be minor. If any matters that need to be disclosed arise in the future, the Companies will promptly announce them.

End

[Contact Details for Inquiries regarding This Matter]

NSK 1-6-3 Osaki, Shinagawa-ku, Tokyo 141-8560 NSK Ltd. Head of Human Resources and General Affairs Division Headquarters Hidenori Oka (TEL (representative): +81-3-3779-7111)	NTN 3-6-32 Nakanoshima, Kita-ku, Osaka 530-0005 NTN Corporation General Manager of Corporate Communications Department Group Management Headquarters Tatsuo Nagao (TEL: +81-6-6443-5001)

[Regarding the U.S. Securities Act]

If the Business Integration is executed, the Companies plan to file a Form F-4 registration statement with the SEC in connection with the Business Integration. If a Form F-4 is filed, the Form F-4 will include a prospectus and other documents. If a Form F-4 is filed and becomes effective, the prospectus filed as part of the Form F-4 will be sent to U.S. shareholders of the Companies before the date of the shareholders meetings at which the Business Integration will be voted upon. The Form F-4 and prospectus will, if the Form F-4 is filed, contain material information, including information about the Companies, the Business Integration, and other related information. U.S. shareholders to whom the prospectus is distributed are requested to carefully read the Form F-4, prospectus, and other documents that are planned to be filed with the SEC in connection with the Business Integration before exercising voting rights in relation to the Business Integration at the relevant company’s shareholders meeting. All documents filed with the SEC in connection with the Business Integration will be made available, free of charge, on the SEC’s website (www.sec.gov) after they are filed. These documents will be provided free of charge upon request. Requests for delivery may be made using the contact information stated on the preceding page.

[Cautionary Statement Concerning Forward-Looking Statements]

This document contains forward-looking statements regarding a Business Integration between the Companies and its outcome. These forward-looking statements are presented using the words “anticipate,” “aim,” “will,” “risk,” “might,” and other similar expressions or by descriptions regarding strategies, goals, plans, intentions, or the like. A number of factors might cause the Companies’ actual respective business performances to differ materially from the forward-looking statements contained herein. The Companies do not bear any obligation to update and publicly announce any forward-looking statements after the date of this document. Investors are requested to refer to any further disclosures made by the Companies (or the post-business integration group) in public announcements in Japan and SEC filings. Examples of risks, uncertainties, and other factors indicated above include, but are not limited to, those set out below.

•	Inability of the Companies to reach agreement regarding terms and conditions for the Business Integration

•	Failure to obtain the necessary shareholder meeting approval for the Business Integration

•	Failure to obtain the necessary permits and approvals for the Business Integration, or failure to fulfill other terms and conditions for the execution of the Business Integration

•	Impact of changes in laws, accounting standards, or the business environment applicable to the Companies

•	Challenges in implementing the business strategies of the Companies

•	Impact of changes in general economic or industry conditions, including financial market instability

•	Other risks related to the execution of the Business Integration.

Execution of Memorandum of Understanding Regarding Business Integration May 12, 2026 NSK Ltd. NTN Corporation

1. Background and Objectives of Business Integration Growth has slowed down in both the automotive and industrial machinery sectors, and a rapid expansion of existing markets is not expected under the current circumstances. Intense competition within the industry and the rise of Chinese companies have brought risk of declining market-share and falling of profitability. In Europe and the U.S., consolidation within the industry has concentrated market leadership into three major companies from Sweden, Germany, and the United States. However, facing a difficult business environment, these companies are currently implementing structural reforms such as business spin-offs and substantial reorganizations. Both companies are respectively focusing on improving profitability through measures such as consolidating production sites, workforce adjustments, and diversifying procurement. However, for Japan’s bearing industry to advance proactively and for domestic manufacturing to retain its international competitiveness, business integration within Japanese industry—similar to the global realignments that have taken place in Western markets—is indispensable. Business Environment Goals Goal① As Japan-origin companies operating global businesses in fields such as bearings and precision equipment, the Companies will bring together their respective strengths to build a resilient and sustainable business foundation Goal② The Companies will contribute to industry, environment, and society through business growth and value creation, while at the same time maintaining and enhancing their international competitiveness over the long term. Enhancing corporate value Achieve long-term profitable growth backed by a sense of urgency, rather than mere expansion of the business scale Ensure the effective succession of Japan-origin technologies, quality, and management and secure Japan’s position as an industrial base in the world Contribute to achievement of a sustainable society 1 2 3 Objectives the Companies will step up discussions and deliberations for achieving the Business Integration based on a spirit of equality.

2. Strategy for Achieving Objectives of Business Integration Investment in, and optimal utilization of, management resources Amid significant global changes in the business environment and technologies, the Companies will further build on the efforts that each has made to boost management efficiency and strengthen supply chain resilience by investing in and optimally utilizing their management resources, thereby forming a more sustainable business foundation. Bringing together technology, talent, and knowledge across cultural boundaries The Companies will create new value - including through developing new products and providing solutions - and will contribute to a sustainable society by bringing together the technology, talent, and knowledge that they have respectively cultivated. Following the Business Integration, the Companies have agreed to pursue ongoing enhancement of corporate value based on the strategic pillars listed below. Portfolio transformation The Companies will progress the transformation of their existing business portfolios and achieve long-term value creation by strengthening initiatives in high-value-added areas possessed by the Companies, such as product lifecycle management (PLM), as well as business in maintenance, repair, and operations. 1 2 3

Strengthen the business foundation, reform the portfolio of existing businesses, and realize value creation in new domains. Synergies 3. Measures to Realize Synergies and Expected Synergies Expand presence in global markets and enhance brand strength Cut redundant investments through shared technologies and operate R&D spending and technical personnel more efficiently Allocate resources efficiently to growth areas (Robots, Healthcare/Medical, Drones, Space, etc.) Consolidate production, optimize parts procurement, and mutually utilize sales and manufacturing locations Leverage mutual customer base, dealer network, and product lineup Broaden product lineup, expand the dealer network, and complement inventories to capture sales opportunities Strengthen PLM roll-out through shared expertise Measures in line with the Strategy Reinforce high value-added technologies and products Focus on precision, special environments, and next-generation fields (Space, eVTOL, etc.) Develop new products in Robotics and other areas Expand applications of Ball-screw technology for brakes into other uses Improve productivity by optimizing the production system Enhance cost competitiveness by procuring from optimal sources and improving logistics efficiency Improving profitability Expanding investment and R&D Promoting initiatives in new businesses Cost reduction Strengthening sales capabilities Expanding PLM and aftermarket businesses Broadening high value-added areas Creating new businesses Strengthening production and procurement resilience

4. Structure and Schedule of Business Integration Pre-Business Integration Post-Business Integration Shareholders Shareholders NSK Shareholders NSK NTN Joint Holding Company Schedule Events May 12, 2026 (today) Date of resolution at board of directors meeting May 12, 2026 (today) Date of execution of Memorandum of Understanding Within around six (6) months after execution of the Memorandum of Understanding Date of execution of Definitive Agreement for Business Integration (including preparation of share transfer plan) June 2027 (scheduled) Date of Companies’ annual shareholders meetings (resolution to approve Share Transfer) October 2027 (scheduled) Date of establishment of Holding Company (effective date) and listing date Share Transfer Share Transfer The Companies plan to implement the Business Integration in the form of a joint share transfer. The schedule above is the current plan and is subject to change due to future discussions between the Companies. The Companies will promptly announce if the schedule of the Business Integration changes or consideration thereof is suspended due to responses relating to U.S. securities laws, domestic and foreign competition laws necessary for implementation of the Business Integration, or other circumstances. 100% 100% NTN

5. Overview of the Companies

Trade name	NSK Ltd.	NTN Corporation
Location of head office	1-6-3 Osaki, Shinagawa-ku, Tokyo	3-6-32 Nakanoshima, Kita-ku, Osaka
Representative	Akitoshi Ichii Director, Representative Executive Officer, President and CEO	Eiichi Ukai Director, Representative Executive Officer, President CEO
Corporate Philosophy	NSK contributes to a safer, smoother society and helps protect the global environment through its innovative technology integrating Motion & Control™. As a truly international enterprise, we are working across national boundaries to improve relationships between people throughout the world.	We shall contribute to international society through creating new technologies and developing new products. 1. Creation of original technologies. 2. Offering the technologies for additional value and service that are suitable for each customer and end user. 3. Improvement of employees' standard of living, distribution of fair returns to stockholders, and contribution to society based on the steady growth of our business. 4. Promotion of globalization, and formation of management systems/corporate organization which are essential for NTN, as an international leading company.
Description of business	✓ Industrial Machinery Business (production and sales of industrial machinery bearings, precision machinery & parts, condition monitoring systems, etc.), ✓ Automotive Business (production and sales of bearings and automatic transmission components for car manufacturers and automotive component manufacturers, etc.), ✓ Steering Business (production and sales of steering systems and related products for car manufacturers.)	✓ Manufacture and sale of bearings ✓ Drive shafts ✓ Precision equipment products, etc.
Amount of stated capital	67,176 million yen (as of March 31, 2026)	54,346 million yen (as of September 30, 2025)
Date of incorporation	November 1916	March 1918
Number of employees (consolidated)	26,278 people (as of March 31, 2026)	21,996 people (as of March 31, 2025)